Exhibit 23.3

June 24, 2023

Summary of animal study results from Howard An, M.D., Director, Spine Fellowship Program, Rush University Medical College:

Our studies have shown that this biological treatment using human dermal fibroblast cells, has great potential as a cell therapy for disc degeneration. When these cells were injected into a degenerating rabbit disc, they were retained in the disc for up to 8 weeks. Collagen Type II gene expression, a marker for disc repair and regeneration, was higher in the discs treated with human dermal fibroblast cells than those in the control treatment. Also higher in the cell treated discs were the disc heights and cell number. Together, this data suggests that human dermal fibroblast cells are a promising option for cell therapy to restore the biological function and reduce symptoms of intermediate or progressive degenerative discs.

I approve for Fibrobiologics Inc. to use this statemdent for S-1 filing.

Howard S. An, M.D